

**U.S. Securities and Exchange Commission**

**Division of Investment Management**

December 2, 2025

<u>VIA E-MAIL</u>

Andrew J. Davalla
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215
Andrew.Davalla@ThompsonHine.com

      **Re:**    **GraniteShares ETF Trust**
              Post-Effective Amendments on Form N-1A
              File Nos. 333-214796, 811-23214

Dear Mr. Davalla:

     We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 7-9, 2025, and November 5, 2025, GraniteShares ETF Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

     We will not perform a substantive review of these filings referenced in <u>Appendix A</u> until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

### Rule 18f-4 under the Investment Company Act of 1940

     Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule.

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[1]     Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

\* \* \*

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

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[2]     Rule 18f-4(a) (defining the term "Designated reference portfolio").

# Appendix A

| 33 Act | Accession No | Registrant | Filing Date | Series Names |
|---|---|---|---|---|
| 333-214796 | 0001493152-25-017298 | GraniteShares ETF Trust | 10/7/2025 | GraniteShares 3x Long Bitcoin Daily ETF<br>GraniteShares 3x Long Ether Daily ETF<br>GraniteShares 3x Long Solana Daily ETF<br>GraniteShares 3x Long XRP Daily ETF<br>GraniteShares 3x Short Bitcoin Daily ETF<br>GraniteShares 3x Short Ether Daily ETF<br>GraniteShares 3x Short Solana Daily ETF<br>GraniteShares 3x Short XRP Daily ETF |
| 333-214796 | 0001493152-25-017305 | GraniteShares ETF Trust | 10/7/2025 | GraniteShares 3x Long AAPL Daily ETF<br>GraniteShares 3x Short MSFT Daily ETF<br>GraniteShares 3x Long AMZN Daily ETF<br>GraniteShares 3x Long GOOGL Daily ETF<br>GraniteShares 3x Long META Daily ETF<br>GraniteShares 3x Long MSFT Daily ETF<br>GraniteShares 3x Short AAPL Daily ETF<br>GraniteShares 3x Short AMZN Daily ETF<br>GraniteShares 3x Short GOOGL Daily ETF<br>GraniteShares 3x Short META Daily ETF |
| 333-214796 | 0001493152-25-017405 | GraniteShares ETF Trust | 10/8/2025 | GraniteShares 3x Long TSLA Daily ETF<br>GraniteShares 3x Short TSLA Daily ETF |
| 333-214796 | 0001493152-25-017415 | GraniteShares ETF Trust | 10/8/2025 | GraniteShares 3x Long NVDA Daily ETF<br>GraniteShares 3x Short NVDA Daily ETF |
| 333-214796 | 0001493152-25-017418 | GraniteShares ETF Trust | 10/8/2025 | GraniteShares 3x Long AVGO Daily ETF<br>GraniteShares 3x Long BABA Daily ETF<br>GraniteShares 3x Long ORCL Daily ETF<br>GraniteShares 3x Short AVGO Daily ETF<br>GraniteShares 3x Short BABA Daily ETF<br>GraniteShares 3x Short ORCL Daily ETF |

| 333-214796 | 0001493152-25-017641 | GraniteShares ETF Trust | 10/9/2025 | GraniteShares 3x Long AMD Daily ETF<br>GraniteShares 3x Long MRVL Daily ETF<br>GraniteShares 3x Long MSTR Daily ETF<br>GraniteShares 3x Long NBIS Daily ETF<br>GraniteShares 3x Long PLTR Daily ETF<br>GraniteShares 3x Long RGTI Daily ETF<br>GraniteShares 3x Long RKLB Daily ETF<br>GraniteShares 3x Long SMCI Daily ETF<br>GraniteShares 3x Long SMR Daily ETF<br>GraniteShares 3x Long UBER Daily ETF<br>GraniteShares 3x Short AMD Daily ETF<br>GraniteShares 3x Long COIN Daily ETF<br>GraniteShares 3x Short COIN Daily ETF<br>GraniteShares 3x Short CRCL Daily ETF<br>GraniteShares 3x Short CRWD Daily ETF<br>GraniteShares 3x Short CRWV Daily ETF<br>GraniteShares 3x Short HOOD Daily ETF<br>GraniteShares 3x Short INTC Daily ETF<br>GraniteShares 3x Short IONQ Daily ETF<br>GraniteShares 3x Short MARA Daily ETF<br>GraniteShares 3x Short MRVL Daily ETF<br>GraniteShares 3x Short MSTR Daily ETF<br>GraniteShares 3x Long CRCL Daily ETF<br>GraniteShares 3x Short NBIS Daily ETF<br>GraniteShares 3x Short PLTR Daily ETF<br>GraniteShares 3x Short RGTI Daily ETF<br>GraniteShares 3x Short RKLB Daily ETF<br>GraniteShares 3x Short SMCI Daily ETF<br>GraniteShares 3x Short SMR Daily ETF<br>GraniteShares 3x Short UBER Daily ETF<br>GraniteShares 3x Long CRWD Daily ETF<br>GraniteShares 3x Long CRWV Daily ETF<br>GraniteShares 3x Long HOOD Daily ETF<br>GraniteShares 3x Long INTC Daily ETF<br>GraniteShares 3x Long IONQ Daily ETF<br>GraniteShares 3x Long MARA Daily ETF |
| 333-214796 | 0001493152-25-020775 | GraniteShares ETF Trust | 11/5/2025 | GraniteShares 3x Long AI Daily ETF<br>GraniteShares 3x Long Uranium and Nuclear Daily ETF<br>GraniteShares 3x Long AI Semiconductor Daily ETF<br>GraniteShares 3x Long AI and Robotics Daily ETF<br>GraniteShares 3x Long Cloud Computing Daily ETF<br>GraniteShares 3x Long Crypto Industry Daily ETF<br>GraniteShares 3x Long Cybersecurity Daily ETF<br>GraniteShares 3x Long Data Centers and Digital Infrastructure Daily ETF<br>GraniteShares 3x Long Gold Miners Daily ETF<br>GraniteShares 3x Long Quantum Computing Daily ETF |